FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2 Date of Material Change

March 13, 2024

Item 3 News Release

Integra disseminated a new release in respect of the material change referred to in this report on March 13, 2024 to the TSX Venture Disclosure distribution wires using the services GlobeNewswire. The news release was subsequently filed on the Company's SEDAR+ profile.

Item 4 Summary of Material Change

On March 13, 2024, the Company announced the completion of its previously announced bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units (the "Units"), including the full exercise of the over-allotment option by the Underwriters (as defined below), at a price of C$0.90 per Unit (the "Offering Price") for aggregate gross proceeds of C$14,950,575 (the "Offering").

Each Unit consists of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 per additional Common Share until March 13, 2027.

Item 5 Full Description of Material Change

On March 13, 2024, the Company announced the completion of the Offering, pursuant to which the Company issued a total of 16,611,750 Units, including the full exercise of the over-allotment option by the Underwriters, at the Offering Price for aggregate gross proceeds of C$14,950,575.

Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 per additional Common Share until March 13, 2027.

The Offering includes an investment made into Integra from a new strategic corporate entity as well as support from current shareholders Beedie Investments Ltd. and Wheaton Precious Metals Corp.

The Offering was completed pursuant to an underwriting agreement dated March 7, 2024, entered into among the Company and a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, PI Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively, the "Underwriters"). The Company paid the Underwriters a cash fee of 6% of the aggregate gross proceeds of the Offering, other than in respect of the purchasers on the president's list, for which a cash fee of 3% was paid.

The Company intends to use the net proceeds from the Offering to fund exploration and development expenditures at the DeLamar Project, the Nevada North Project, and for working capital and general corporate purposes.

The Offering was conducted by way of a prospectus supplement dated March 7, 2024 (the "Prospectus Supplement") to the Company's existing base shelf prospectus dated January 16, 2024 (the "Base Shelf Prospectus") in each of the provinces and territories of Canada (other than the province of Quebec). The Prospectus Supplement (together with the Base Shelf Prospectus) is available at the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Andree St-Germain, Chief Financial Officer
Telephone (604) 416-0576

Item 9 Date of Report

March 13, 2024

Forward Looking and Other Cautionary Statements

Some statements ("forward-looking statements") in this report contain forward-looking information concerning plans related to Integra's business and other matters that may occur in the future, made as of the date of this report including, but not limited to, the Offering and the use of proceeds thereof. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to legislative and/or regulatory changes; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; Native American rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this report, Integra has applied several material assumptions, including, but not limited to, the assumptions; that Integra will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Integra expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.